SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                ----------------

    INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
             AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                            Bridge Capital Holdings
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    108030107
                                 (CUSIP Number)

                                November 18, 2010
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

-----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 108030107                  13G                 Page 2 of 12 Pages

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     (1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Endicott Opportunity Partners III, L.P.
-----------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [x]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY

-----------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    1,433,304
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    1,433,304
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
                1,433,304
-----------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
                9.9%
-----------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON
                PN
-----------------------------------------------------------------------------


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CUSIP No. 108030107                  13G                 Page 3 of 12 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              W.R. Endicott III, L.L.C.
-----------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [x]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY

-----------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    1,433,304
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    1,433,304
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,433,304
-----------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                9.9%
-----------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON
                OO
-----------------------------------------------------------------------------


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CUSIP No. 108030107                  13G                Page 4 of 12 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Wayne K. Goldstein (in the capacity described herein)
-----------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [x]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,433,304
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,433,304
-----------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
               1,433,304
-----------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
                9.9%
-----------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON
                IN
-----------------------------------------------------------------------------


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CUSIP No. 108030107                  13G                Page 5 of 12 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Robert I. Usdan (in the capacity described herein)
-----------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [x]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY

-----------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,433,304
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,433,304
-----------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
              1,433,304
-----------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              9.9%
-----------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON
              IN
-----------------------------------------------------------------------------

CUSIP No. 108030107                  13G                Page 6 of 12 Pages
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ITEM 1(a).  NAME OF ISSUER:
                Bridge Capital Holdings

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                55 Almaden Boulevard, San Jose, CA  95113

ITEM 2(a).  NAME OF PERSON FILING:

            (i) Endicott Opportunity Partners III, L.P., a Delaware limited partnership ("EOP"); with respect to Shares (as defined in 2(d)) directly owned by EOP;

            (ii) W.R. Endicott III, L.L.C., a Delaware limited liability company
                 ("WR LLC") which serves as the general partner of EOP; with respect to Shares directly owned by EOP;

           (iii) Wayne K. Goldstein ("Mr. Goldstein"), who serves as a managing member of WR LLC with respect to the Shares directly owned by EOP; and

            (iv) Robert I. Usdan ("Mr. Usdan"), who serves as a managing member of WR LLC with respect to the Shares directly owned by EOP.

            EOP, WR LLC, Mr. Goldstein and Mr. Usdan are hereinafter sometimes collectively referred to as the "Reporting Persons."

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

            The address of the principal business offices of each of: (i) EOP;
(ii) WR LLC; (iii) Mr. Goldstein; and (iv) Mr. Usdan is 360 Madison Avenue, 21st Floor, New York, NY 10017.


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CUSIP No. 108030107                  13G                Page 7 of 12 Pages
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ITEM 2(c).  CITIZENSHIP:
            EOP - a Delaware limited partnership
            WR LLC - a Delaware limited liability company
            Mr. Goldstein - United States
            Mr. Usdan - United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
                 Common Stock, no par value (the "Shares")

ITEM 2(e).  CUSIP NUMBER:
                 108030107

ITEM 3.     If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a)  [ ] Broker or dealer registered under Section 15 of the Act,

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e)  [ ] Investment Adviser in accordance with Rule 13d-1
                   (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]


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CUSIP No. 108030107                  13G                Page 8 of 12 Pages
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ITEM 4.   OWNERSHIP.

          (a) Amount Beneficially Owned:
              -------------------------

               EOP may be deemed to beneficially own 1,433,304 Shares. WR LLC may be deemed to beneficially own 1,433,304 Shares as a result of its voting and dispositive power over the 1,433,304 Shares held by EOP.

               Messrs. Goldstein and Usdan may each be deemed to beneficially own 1,433,304 Shares by virtue of their ultimate voting and dispositive power over the 1,433,304 Shares held by EOP.


          (b)  Percentage Beneficially Owned:
               -----------------------------

               Based on calculations made in accordance with Rule 13d-3(d), and there being 14,475,118 Shares outstanding as of November 19, 2010, as disclosed in the Form 8-K that was filed on November 23, 2010 and the Form 10-Q that was filed on November 5, 2010: (i) EOP may be deemed to beneficially own approximately 9.9% of the outstanding Shares; (ii) WR LLC may be deemed to beneficially own approximately 9.9% of the outstanding Shares; (iii)
Mr. Goldstein may be deemed to beneficially own approximately 9.9% of the outstanding Shares; and (iv) Mr. Usdan may be deemed to beneficially own approximately 9.9% of the outstanding Shares.

CUSIP No. 108030107                  13G                Page 9 of 12 Pages
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           (c) Number of Shares as to Which Such Person Has:
               ---------------------------------------------

                  (i) EOP may be deemed to have sole power to direct the voting and disposition of the 1,433,304 Shares it beneficially owns.

                  (ii) WR LLC may be deemed to have sole power to direct the voting and disposition of the 1,433,304 Shares it beneficially owns by virtue of the relationships described in Item 2.

                  (iii) By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of Messrs. Goldstein and Usdan may be deemed to share the power to direct the voting and disposition of 1,433,304 Shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          EOP is a private investment partnership, the general partner of which is WR LLC. As the general partner of EOP, WR LLC has the power to vote and dispose of the securities owned by EOP and, accordingly, may be deemed the "beneficial owner" of such securities. The managing members of the General Partner are Mr. Goldstein and Mr. Usdan.

          The limited partners and the general partner of EOP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of EOP in accordance with their ownership interests in EOP.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          See Item 2.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 108030107                  13G                Page 10 of 12 Pages
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                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  November 29, 2010

                                    ENDICOTT OPPORTUNITY PARTNERS III, L.P.

                                    By:  W.R. Endicott III, L.L.C.,
                                         its general partner


                                    By:  /s/ Wayne K. Goldstein
                                         --------------------------
                                         Name:  Wayne K. Goldstein
                                         Title: Managing Member


                                    W.R. Endicott III, L.L.C.

                                    By:  /s/ Wayne K. Goldstein
                                         --------------------------
                                         Name:  Wayne K. Goldstein
                                         Title: Managing Member


                                    /s/ Wayne K. Goldstein
                                    -------------------------------
                                    Wayne K. Goldstein



                                    /s/ Robert I. Usdan
                                    -------------------------------
                                    Robert I. Usdan



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CUSIP No. 108030107                  13G                Page 11 of 12 Pages
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                                  EXHIBIT INDEX


Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the
           Securities Exchange Act of 1934, as amended.





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CUSIP No. 108030107                  13G                Page 12 of 12 Pages
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                                                                      EXHIBIT 1


               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

          The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

DATED:  November 29, 2010

                                    ENDICOTT OPPORTUNITY PARTNERS III, L.P.

                                    By:  W.R. Endicott III, L.L.C.,
                                         its general partner


                                    By:  /s/ Wayne K. Goldstein
                                         --------------------------
                                         Name:  Wayne K. Goldstein
                                         Title: Managing Member


                                    W.R. Endicott III, L.L.C.

                                    By:  /s/ Wayne K. Goldstein
                                         --------------------------
                                         Name:  Wayne K. Goldstein
                                         Title: Managing Member


                                    /s/ Wayne K. Goldstein
                                    -------------------------------
                                    Wayne K. Goldstein



                                    /s/ Robert I. Usdan
                                    -------------------------------
                                    Robert I. Usdan